Exhibit 2.2

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our bylaws, which are incorporated by reference as an exhibit to the Annual Report on Form 20‑F for the year ended December 31, 2019 (the “2019 Form 20‑F”) of which this Exhibit is a part. We encourage you to read the bylaws for additional information.

Issued Share Capital

Our capital stock is divided into two series of shares, Series F shares and Series B shares. Series F shares may only be transferred with the prior approval of the Mexican Banking and Securities Commission (“CNBV”). Series B shares may be purchased by Mexican or non-Mexican individuals or entities, subject to certain transfer restrictions. Series B shares may only represent up to 49% of our issued and outstanding capital stock. Since January 29, 2018, our Series B shares have been registered with the Mexican National Securities Registry (“RNV”) and listed on the Mexican Stock Exchange under the symbol “BSMX.”

As of the date of the 2019 Form 20‑F our capital stock consists of 6,786,994,357 shares issued and outstanding, represented by 3,322,685,212 Series B shares (one vote per share) and 3,464,309,145 Series F shares (one vote per share), all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each. In addition, we have 331,811,068 Series F shares and 318,188,932 Series B shares authorized, unsubscribed and held in treasury.

Registration and Transfer of Shares

Our Series B shares have been registered with the RNV maintained by the CNBV. If we wish to cancel our registration, or if it is cancelled by the CNBV, we will be required to make a public offer to purchase all outstanding Series B shares, prior to the cancellation.

Our shares are evidenced by share certificates in registered form. The certificates evidencing our shares are and will continue to be deposited with the Mexican depository institution, S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) and maintained in book-entry form with institutions which have accounts with Indeval. Indeval is the holder of record in respect of all of the registered shares of our capital stock. Accounts may be maintained at Indeval by brokers, banks and other financial institutions and entities authorized for this purpose. Ownership of our shares is evidenced by certificates issued by Indeval, together with certificates issued by Indeval’s account holders. We maintain a stock registry and only those persons listed in such stock registry and holding certificates issued in their name as registered holders, or persons holding shares through institutions that maintain accounts with Indeval, will be recognized as our shareholders. Pursuant to Mexican law, any transfer of shares must be registered in our stock registry or through book entries that may be traced back from our stock registry to the records of Indeval.

In accordance with Mexican legislation and our by-laws, any person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, acquire our Series B shares.  In case any person(s) or entity(ies) intend to acquire directly or indirectly more than 5% (five percent) of our Series B shares or grant a guarantee on the shares representing such percentage, the prior authorization of the CNBV is required. In case a person or a group of persons (shareholders or not) intend to purchase 20% (twenty percent) or more of our Series B shares or to obtain the Bank’s control, the prior authorization of the CNBV is required.

Additionally, the person(s) or entity(ies) who acquire or transfer more than 2% (two percent) of the Series B shares shall give notice to CNBV within 3 (three) business days following the purchase or the transfer.

Except in certain situations, foreign governments shall not participate, directly or indirectly, in our capital stock.

In addition, our Series F shares may only be transferred with the prior approval of the CNBV.

Voting Rights

Holders of Series F or Series B shares are entitled to one vote per share and such shares shall, within each series, confer its holders with the same rights. Holders of our shares do not have cumulative voting rights, which generally are not available under Mexican law.

Shareholders’ Meetings

Under Mexican law and our bylaws, shareholders’ meetings may be called by:

•	our Board of Directors;
•

shareholders representing at least 10% of our outstanding capital stock who request that the Chairman of our Board of Directors or the Chairman of either our Corporate Practices Committee or Audit Committee call a shareholder meeting;

•	a Mexican court of competent jurisdiction, in the event the Board of Directors does not comply with a valid request of the shareholders described immediately above;
•	the Audit Committee and the Corporate Practices Committee; and
•

any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders’ meeting did not address the matters required to be addressed in annual shareholders’ meetings.

Calls for shareholders’ meetings will be required to be made in the electronic system managed by the Ministry of Economy, at least 15 business days before the scheduled date of the shareholders’ meeting in the case of first call. If the shareholders’ meeting is not held on the scheduled date, then a second call explaining the circumstances shall be made within a period not greater than 15 business days from the date established in the first call. The second call shall be published at least 5 business days in advance of the rescheduled shareholders’ meeting. Calls need to specify the place, date and time as well as the matters to be addressed at the meeting. From the date on which a call is made until the date of the corresponding meeting, all relevant information will have to be made available to the shareholders at our executive offices. To attend a shareholders’ meeting, shareholders will have to be either registered in the stock registry or present evidence of the deposit of their shares with Indeval or other authorized securities depositary, coupled with a certificate issued by a participant of Indeval or such depositary.

Shareholders’ Meetings

General shareholders’ meetings may be general ordinary shareholders’ meetings or general extraordinary shareholders’ meetings. Shareholders may also hold special meetings of a given series (as for example, meetings of Series B shareholders, as a means to exercise their rights or discuss any matters that may affect such series).

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings. General ordinary shareholders’ meetings will have to be held at least once a year during the first four months following the end of each fiscal year to:

•	approve financial statements for the preceding fiscal year prepared by our chief executive officer and the report of the Board of Directors;
•	elect or ratify directors;
•	appoint or ratify the Chairmen of the Audit Committee and the Corporate Practices Committee;
•	discuss and approve the Audit Committee’s and the Corporate Practices Committee’s annual report;
•	determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends); and
•	determine the maximum amount of funds allocated to share repurchases;

General extraordinary shareholders’ meetings will be those called to consider:

•	an extension of our duration or voluntary dissolution;
•	an increase or decrease in our capital stock;
•	any change in our corporate purpose or nationality;
•	any merger, spin-off or transformation into another type of company;
•	any issuance of preferred stock or equivalent capital instruments;

•	the redemption of shares with retained earnings;
•	any amendment to our bylaws;
•	any amendment to our Statutory Responsibilities Agreement;
•	the cancellation of the registration of shares at the RNV or any stock exchange (except for automated quotation systems); or
•	the issuance of treasury shares for its further issuance in the stock markets.

A special shareholders’ meeting, comprising a single class of shares (such as our Series B shares), may be called if an action is proposed to be taken that may only affect such class. The quorum for a special meeting of shareholders and the vote required to pass a resolution at such meeting are identical to those required for extraordinary meetings of shareholders, except that the calculations are based upon the number of outstanding shares of the series that is the subject of the special meeting of shareholders.

The attendance quorum for a general ordinary shareholders’ meeting is 50% of the outstanding capital stock; and resolutions may be taken by a majority of the capital stock represented therein. If the attendance quorum is not met upon the first call, a subsequent meeting may be called during which resolutions may be approved by the majority of the capital stock present, regardless of the percentage of outstanding capital stock represented at such meeting. The attendance quorum for general extraordinary shareholders’ meetings is at least 75% of our outstanding capital stock. If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 50% of the capital stock must be represented. In either case, resolutions must be taken by the vote of at least 50% of our outstanding capital stock, except for resolutions in respect of the cancellation of the registration of shares at the RNV or any stock exchange which require that at least 95% of the outstanding capital stock vote in favor of such resolution.

Dividends

Our Board of Directors must submit our financial statements for the previous fiscal year, proposed by our chief executive officer and supplemented by a report of our Board of Directors, for approval at our annual general ordinary shareholders’ meeting. Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year. Under Mexican law and our bylaws, prior to any distribution of dividends, 5% of our earnings must be allocated to a legal reserve fund until such legal reserve fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated for the repurchase of shares. The remaining balance, if any, may be distributed as dividends.

Changes to Capital Stock

Our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders’ meeting and upon amendment of our bylaws, which amendment shall be previously approved by the CNBV. Increases or decreases in our capital stock must be recorded in our capital variations register. New shares cannot be issued unless the then-issued and outstanding shares have been paid in full.

Our bylaws provide that we may issue treasury shares that may be offered for subscription and payment by the public, provided that:

•	the general extraordinary shareholders’ meeting approves the maximum amount of the increase of our capital stock, and the terms and conditions for the issuance of the non-subscribed shares;
•

subscription of the shares representing the increase in the capital stock is made through a public offering, and such shares must be registered in the Mexican National Securities Registry, in accordance with the Mexican Securities Market Law; and

•	the subscribed and paid amount of our capital stock must be disclosed when our authorized capital, including any issued and unsubscribed shares, is made public.

Election of Directors

Our Board of Directors may consist of up to 15 members. At least 25% of the members of our Board of Directors (and their respective alternates) must be independent, pursuant to the Mexican Securities Market Law and the Mexican Banking Law. In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage. Series B shareholders have the right to appoint the remaining directors and their alternates.

For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent. All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors. If both a director and an alternate director attend the same meeting, only the vote of the director shall be considered.

Pursuant to the Mexican Banking Law, none of the following persons may be appointed as a member of our Board: (i) our officers or officers of other entities of our group, except for our chief executive officer and officers of the first two levels of management immediately below the chief executive officer, who may be appointed as long as they do not represent more than one third of our appointed directors; (ii) the spouse of any director, or any relatives of up to the second degree of more than two directors; (iii) persons who have a pending claim against our company or any other member of our financial group; (iv) persons who have been declared bankrupt or in concurso mercantil, condemned by a court for any patrimonial crime or disqualified to engage in commercial or financial activities; (v) persons involved in supervisory and regulatory activities and of those of our subsidiaries; and (vi) persons who participate in the board of directors of any financial entity that belongs to a different financial group, or to such group’s holding company.

A determination in respect of whether a director may be deemed independent must be made by our shareholders (at the general shareholders’ meeting where the director is elected). Such a determination may be challenged by the CNBV within 30 days from the date the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after holding a hearing with us and the affected director. Under the Mexican Securities Market Law, none of the following persons may be deemed as independent directors: (i) our officers or officers of our subsidiaries, who have being in office during the prior 12‑month period; (ii) individuals who have a significant influence or authority on our company or in any member of our group; (iii) persons that are part of our group of controlling shareholders; (iv) clients, service providers, suppliers, debtors, creditors (or employees of any of them) that have material commercial relationships with us (i.e., sales to us or our subsidiaries that exceed 10% of the aggregate sales of any such person, during the prior 12‑month period); (v) relatives of any of the foregoing; (vi) officers or employees of any charity or non-profit organization that receives significant contributions from us; (vii) general directors and first-level officers of any company at which our general director or any first-level member of our management team is an elected director; or (viii) persons who have occupied any management office in our company or any of the members of our financial group.

Under the Mexican Securities Market Law, our Board of Directors may appoint temporary directors, without the vote of our shareholders, in case existing directors have resigned or their appointment has been revoked.

Directors must be elected at a special shareholders’ meeting held by each series of shares. Holders of at least 10% of our outstanding share capital are entitled to appoint one director and his or her respective alternate. Such an appointment may only be revoked by the shareholders when appointment of all directors designated by the same series of shares is revoked. Any director whose appointment is so revoked may not be reelected during the 12‑month period immediately following the revocation. The ordinary shareholders’ meeting acknowledges the appointment of the members of the Board of Directors designated for each series of shares.

The chairman of the Board of Directors will be elected from the members appointed by the Series F shareholders.

Preemptive Rights

Under Mexican law, our shareholders have preemptive rights for all share issuances or increases except in the cases noted below. Generally, if we issue additional shares of capital stock, our shareholders will have the right to subscribe and pay the number of shares necessary to maintain their existing ownership percentage and avoid dilution. Shareholders must exercise their preemptive rights within the time period set forth by our shareholders at the general meeting approving the relevant issuance of additional shares. This period must be at least 15 days following the notice of the issuance made in the electronics system of the Ministry of Economy.

The preemptive rights specified in the prior paragraph will not apply (i) in the case of shares issued in connection with mergers, (ii) in the case of resale of shares held in our treasury, as a result of repurchases of shares conducted on the Mexican Stock Exchange, (iii) in the event of an issuance for purposes of a public offering, see “Changes to Capital Stock” above, and (iv) in respect of shares issued in connection with the conversion of any convertible securities.

We may not be able to offer shares to U.S. shareholders pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless certain conditions are met.

Dissolution or Liquidation

Banks may only be dissolved and liquidated if the CNBV has issued a resolution to that effect. Prior to such dissolution and liquidation, the Mexican Federal Depositary Insurance Institute (“IPAB”) may provide temporary financial assistance to banks with liquidity problems.

The Mexican Banking Law sets forth a special judicial liquidation process, accordingly, banks will not be subject to the general insolvency proceedings applicable to other entities in Mexico. Pursuant to the Mexican Banking Law, a bank is considered insolvent when its assets are not enough to cover its liabilities, which is grounds for revocation of its authorization to operate as a bank, and will trigger its liquidation process, under which the IPAB will act as liquidator and will conduct the process of satisfying liabilities in order to protect the interests of a bank’s creditors and depositors and the public in general. In addition, to the liquidation process, banks may be declared bankrupt pursuant to a special proceeding contemplated in Mexico’s Insolvency Law.

Certain Minority Protections

Pursuant to the Mexican Securities Market Law and the Mexican Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections will include provisions that permit:

•	holders of at least 10% of our outstanding capital stock:
a)	to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting,
b)	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed, and
c)	to appoint one member of our Board of Directors and one alternate member of our Board of Directors;

•

holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholders; and

•

holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for our benefit, for violations of their duty of care or duty of loyalty, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five-year statute of limitations.

Duration

Our corporate existence under our bylaws is indefinite.

Share Repurchases

We can purchase our shares through the Mexican Stock Exchange, at the then-prevailing market prices for the shares at the time of the purchase. The economic and voting rights corresponding to repurchased shares may not be exercised by us during the period the shares are owned by us, and such shares will not be deemed outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting. We are not required to create a special reserve for the repurchase of shares and we do not need the approval of our Board of Directors to effect share repurchases; however, we are required to obtain shareholder approval in respect of the maximum amount that may be used by us for share repurchases (including, subsequent sales of such repurchased shares). In addition, our Board of Directors must appoint an individual or group of individuals responsible for effecting share repurchases.

Share repurchases are required to be made pursuant to the provisions of the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the CNBV. If we intend to repurchase more than 1% of our outstanding shares at a single trading session, we must inform the public of this intention at least ten minutes before submitting our bid. If we intend to repurchase 3% or more of our outstanding shares during a period of 20 trading days, we must conduct a public tender offer for these shares.

Certain Investment Restrictions

Our shares are subject to certain transfer restrictions that may have the effect of delaying or preventing a change in control. See “Registration and Transfer of Shares” above. In addition, foreign governmental authorities may not acquire any of our shares.

Tag-Along Rights

Our bylaws do not grant tag-along rights to our shareholders. Notwithstanding, the Mexican Securities Market Law permits our shareholders to enter into these types of agreements or understandings, in which case the applicable shareholders shall notify us within the five business days following the corresponding agreement or understanding so that such information becomes publicly available. Such information is also to be disclosed in our annual report.

Such agreements and understanding shall not be enforceable against us and any breach thereunder shall not affect the validity of the vote taken pursuant to a shareholders’ meeting. Further, the agreement or understanding shall only become effective among the parties thereto once they are disclosed to the public.

Withdrawal Rights

If our shareholders approve a change in our corporate purpose, jurisdiction of organization or transformation from one type of corporate form to another, any shareholder entitled to vote that voted against the approval of these matters has the right to withdraw and receive book value for its shares, as set forth in the financial statements last approved by our shareholders, provided that the shareholder exercises this withdrawal right within 15 days after the meeting, at which the relevant matter was approved.

Cancellation of Registration in the Mexican National Securities Registry

In accordance with our bylaws, and as set forth in the Mexican Securities Market Law, we will be required to make a public tender offer for the purchase of stock held by minority shareholders, in the event that the listing of our Series B shares on the Mexican Stock Exchange is cancelled, either as a result of our determination or by an order of the CNBV. Our controlling shareholders will be secondarily liable for these obligations. A controlling shareholder will be deemed to be a shareholder that holds a majority of our capital stock, has the ability to control the outcome of decisions made at a shareholders’ or Board of Directors’ meeting, or has the ability to appoint a majority of the members of our Board of Directors. Unless otherwise approved by the CNBV, the price at which the stock must be purchased is the higher of:

•	the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the tender offer, or
•	the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.

If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request. If initiated by us, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

Our Board of Directors must make a determination with respect to fairness of the tender offer price, taking into consideration the minority shareholders’ interest, and disclose its opinion. The resolution of the Board of Directors may be accompanied by a fairness opinion issued by an expert selected by our Audit Committee. Directors and first level officers are required to disclose whether they will sell their shares in connection with the tender offer.

Certain Differences between Mexican and U.S. Corporate Law

As an investor, you should be aware that the Mexican Banking Law, the Mexican Securities Market Law and the Mexican Corporations Law, all of which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders. See "Item 10. Additional Information--B. Memorandum and Articles of Association--Certain Differences between Mexican and U.S. Corporate Law" in the 2019 Form 20‑F for more information.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following description of our American depositary shares (the “ADSs”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the deposit agreement (the “Deposit Agreement”) among us, JPMorgan Chase Bank, N.A., (the “Depositary”) and the holders from time to time of American depositary receipts (the “ADRs”) issued thereunder evidencing ADSs, which is incorporated by reference as an exhibit to the 2019 Form 20‑F of which this Exhibit is a part. We encourage you to read the Deposit Agreement for additional information.

American Depositary Receipts

The Depositary executes and delivers the ADRs. Each ADR is a certificate evidencing a specific number of ADSs. Each ADS represents five Series B shares. Each ADS also represents any other securities, cash or other property that may be held by the Depositary. The Depositary’s office at which the ADRs are administered is located at 4 New York Plaza, Floor12, New York, New York 1004. Our ADSs are currently traded on the NYSE under the symbol “BSMX.” According to the Depositary, as of the date of the 2019 Form 20‑F, there were 158,113,462 ADRs outstanding, representing 790,567,310 Series B shares.

An ADR holder is not treated as and does not have shareholder rights. Mexican law governs shareholder rights. The Depositary is the holder of the Series B shares underlying the ADSs. Holders of ADRs (the “ADR Holders”) have ADR holder rights. The Deposit Agreement sets out the ADR holder rights, as well as the rights and obligations of the Depositary and us. ADR Holders are deemed to be a party to and bound by the terms of the Deposit Agreement and the ADRs. New York law governs the Deposit Agreement and the ADRs. Under the Deposit Agreement, ADR Holders agree that any legal suit, action or proceeding against or involving us or the Depositary, arising out of or based upon the Deposit Agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and irrevocably waive any objection which they may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Dividends and Other Distributions on the Shares

The Depositary has agreed to distribute to ADR Holders, to the extent practicable, the cash dividends or other distributions it or the custodian receives on the Series B shares or other deposited securities, after deducting its fees and expenses described below. The Depositary may utilize a division, branch or affiliate of the Depositary to direct, manage and/or execute any public and/or private sale of securities, which may charge the Depositary a fee in connection with such sales, which fee shall be considered an expense of the Depositary. ADR Holders receive these distributions in proportion to the number of Series B share represented by the ADSs they hold.

Cash

The Depositary converts any cash dividend or other cash distribution we pay on the Series B shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States on a reasonable basis, and it distributes such cash to ADR Holders on an averaged or other practicable basis, subject to such distribution being impermissible or impracticable with respect to certain ADR Holders, and subject to obtaining any required governmental approval or license.

Before making a distribution, the Depositary deducts its and/or its agents’ fees and expenses in (1) converting foreign currency to U.S. dollars, (2) transferring foreign currency or U.S. dollars to the United States, (3) obtaining any governmental approval or license required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The Depositary also deducts any withholding taxes that must be paid. The Depositary distributes only whole U.S. dollars and cents and fractional cents will be withheld and dealt with by the Depositary in accordance with its then current practices. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, ADR Holders may lose some or all of the value of the distribution.

Shares

The Depositary may distribute additional ADSs representing any Series B shares we distribute as a dividend or free distribution. The Depositary only distributes whole ADSs. It will sell Series B shares, which would require it to deliver a fractional ADS, and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Series B shares.

Rights to purchase additional Series B shares

If we offer holders of our securities any rights to subscribe for additional Series B shares or any other rights, the Depositary may make these rights available to ADR Holders by distributing warrants or other instruments representing such rights if we timely furnish evidence satisfactory to the Depositary that the Depositary may lawfully distribute such instruments. If we do not furnish such evidence and sales of the rights are practicable, the Depositary will sell the rights and distribute the net proceeds in the same way as it does with cash. To the extent we do not furnish such evidence and sales of the rights cannot be practicably accomplished by reason of the nontransferability of the rights, limited markets therefor, their short duration or otherwise, the Depositary will allow the rights to lapse. In that case, ADR Holders will receive no value for them.

Other Distributions

The Depositary distributes to the ADR Holders any other securities or property we distribute on deposited securities by any means it deems equitable and practical. If the Depositary determines that it cannot make the distribution in that way, the Depositary may sell what we distributed and distribute the net proceeds, in the same way as it does with cash.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR Holders. In such case, the Depositary may, after consultation with us, if practicable, make such distribution as it deems practicable, including the distribution of foreign currency, securities or other property or it may retain the same as deposited securities, without liability for interest thereon or the investment thereof, and the outstanding ADSs will also represent such retained currency, securities or property.

We have no obligation to register Series B shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, Series B shares, rights or anything else to ADR Holders. This means that ADR Holders may not receive the distributions we make on our Series B shares or any value for them if it is illegal or impractical for us or the Depositary to make them available.

Deposit, Withdrawal and Cancellation

The Depositary delivers ADSs upon an ADR Holder or their broker depositing Series B shares or evidence of rights to receive Series B shares with the custodian. Upon such deposit of shares, receipt of related documentation and payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary registers the appropriate number of ADSs in the names requested. Certificated ADRs are delivered at the Depositary’s office to the persons requested. If ADRs are issued in book-entry form, a statement setting out such ownership interest will be mailed to ADR Holders by the Depositary. Unless an ADR Holder specifically requests certificated ADRs, all ADRs are issued in book-entry form through the Depositary’s direct registration system and registered ADR Holders receive periodic statements from the Depositary showing the number of ADRs in such holder’s name. In its capacity as Depositary, the Depositary shall not lend Series B shares or ADSs.

If an ADR Holder surrenders certificated ADSs to the Depositary at its office, or if an ADR Holder delivers proper instructions and documentation in the case of book-entry ADRs, then upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the Series B shares and any other deposited securities underlying the surrendered ADSs to the ADR Holder or a person designated at the office of the custodian or, in the case of book-entry ADRs, delivery will be made from the custodian’s office. At an ADR Holder’s request, risk and expense, the Depositary may deliver the deposited securities at such place as the ADR Holder requests.

Record Dates

The Depositary may fix a record date for the determination of the ADR Holders who will be entitled to receive any distribution on or in respect of the deposited securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such ADR Holders at such record date will be so entitled or obligated.

Voting Rights

If the Depositary asks ADR Holders to provide it with voting instructions, they may instruct the Depositary to vote the shares underlying their ADRs, subject to any applicable provisions of Mexican law. If we so request in writing in a timely manner, the Depositary will notify the ADR Holders of the upcoming vote and arrange to deliver our voting materials to them. Otherwise, ADR Holders will not be able to exercise their right to vote unless they withdraw the shares underlying their ADRs. However, ADR Holders may not know about the meeting far enough in advance to withdraw the shares. The Depositary’s notice will describe the information in the voting materials and explain how ADR Holders may instruct the Depositary to vote the shares or other deposited securities underlying their ADRs as they direct by a specified date. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practicable and permitted under the provisions of or governing the deposited securities, to vote or cause to be voted the shares or other deposited securities as the ADR Holders instruct. ADR Holders are strongly encouraged to forward their voting instructions to the Depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the Depositary prior to such time. To the extent that the Depositary believes that ADR Holders have sufficient time to submit voting instructions, if the Depositary does not receive voting instructions from the ADR Holders by the specified date, such ADR Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by us to vote the deposited shares represented by the ADSs, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we inform the Depositary in writing (and we agree to provide the Depositary with such information promptly in writing) that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of the ADR Holders.

If so requested by us in writing, the Depositary will represent all deposited securities at a meeting of the shareholders (whether or not voting instructions have been received from ADR Holders in respect of such deposited securities) for the sole purpose of establishing quorum at such meeting; subject to the Depositary’s receipt of a legal opinion confirming the legality of, and other matters relating to, its representation of such deposited securities for purposes of establishing a quorum.

The Depositary will only vote or attempt to vote as the ADR Holders instruct. The Depositary itself will not exercise any voting discretion.

Fees and Expenses

The Depositary may charge each person to whom ADSs are issued and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the Deposit Agreement or whose ADRs are cancelled or reduced for any other reason. The Depositary may also charge certain other additional fees to ADR Holders. See “Item 12. Description of Securities Other than

Equity Securities—D. American Depositary Shares” of the 2019 Form 20‑F for more information.

Payment of Taxes

ADR Holders are responsible for any taxes or other governmental charges imposed on the Depositary or the custodian with respect to the ADRs, any deposited securities or any distribution on the ADRs, and by holding or having held an ADR, the ADR Holders agree to indemnify, defend and save harmless the Depositary and its agents in respect of such tax or governmental charge. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination of ADRs or allow the ADR Holders to withdraw the deposited securities underlying their ADRs until such taxes or other charges are paid. It may apply payments owed to the ADR Holders or sell deposited securities underlying the ADRs to pay any taxes owed or other charges owed and the ADR Holders will remain liable for any deficiency. ADR Holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to the ADR Holders any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we change the par value of our Series B shares; reclassify, split up, consolidate or cancel any of the deposited securities; distribute securities on the Series B shares that are not distributed to the ADR Holders; or recapitalize, reorganize, merge, consolidate, liquidate, sell all or substantially all of our assets, or go into liquidation, receivership or bankruptcy; then the Depositary may, in its discretion, and shall if reasonably requested by us, (i) amend the form of ADR, (ii) distribute additional or amended ADRs, (iii) distribute the cash, securities or other property received by the Depositary in connection with such actions or (iv) sell any securities or property received and distribute the net proceeds as cash. If the Depositary does not choose any of the above, the cash, securities or other property it receives will constitute deposited securities and each ADS will automatically represent its equal share of the new deposited cash, securities or other property, or a combination thereof, as the case may be.

Amendment and Termination

We may agree with the Depositary to amend the Deposit Agreement and the ADRs without the ADR Holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for transfer or registration fees, facsimile, cable or telex costs, delivery charges or similar items, or prejudices a substantial existing right of ADR Holders, it will not become effective for outstanding ADRs until 30 days after the Depositary notifies ADR Holders of the amendment. At the time an amendment becomes effective, ADR Holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

An amendment can become effective before such notice is given if such amendment is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair the right of ADR Holders to surrender their ADRs and to receive the underlying shares, except in order to comply with mandatory provisions of applicable law.

The Depositary will terminate the Deposit Agreement if we ask it to do so. The Depositary may also terminate the Deposit Agreement if the Depositary has told us that it would like to resign and we have not appointed a new depositary. In either case, the Depositary must notify the ADR Holders at least 30 days before termination; however, such notice may not be provided unless (i) we have not appointed a successor depositary within 45 days, in the case where the Depositary has resigned or (ii) we have not appointed a successor depositary within 90 days, in the case where we have removed the Depositary.

After termination, the Depositary and its agents will do the following under the Deposit Agreement but nothing else: (i) collect distributions on the deposited securities; (ii) sell rights and other property distributed in respect of deposited securities and (iii) deliver Series B shares and other deposited securities upon cancellation of ADRs. As soon as practicable after the expiration of two months following the termination date, the Depositary will sell any remaining deposited securities if lawful to do so by private or public sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADR Holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the net proceeds and other cash. After termination, we will have no obligations except our obligations under the Deposit Agreement to the Depositary and its agents.

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to ADR Holders

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

• are only obligated to take the actions specifically set forth in the Deposit Agreement without gross negligence or willful misconduct;

• are not liable if either of us becomes subject to any civil or criminal penalty in connection with any act under the Deposit Agreement, or is prevented or delayed by reason of any law or regulation, the provisions of or governing the deposited securities, our charter, or circumstances beyond our control from performing our obligations under the Deposit Agreement;

• are not liable if either of us exercises or fails to exercise any discretion permitted under the Deposit Agreement;

• may rely on the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR Holder, or any other person believed by to be competent to give such advice or information;

• are not liable for any tax consequences that may be incurred by ADR Holders and beneficial owners of ADRs on account of their ownership of ADRs or ADSs;
• have no obligation to inform ADR Holders or any other holders of an interest in an ADS about the requirements of Mexican law, rules or regulations or any changes therein or thereto;

• are not liable to ADR Holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (but excluding reasonable fees and expenses of counsel) or lost profits of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought;

• may rely upon any written notice, request, direction or other documents we believe in good faith to be genuine and to have been signed or presented by the proper party;
• are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system in connection with the book-entry settlement of deposited securities or otherwise; and

• are not liable (except, in our case, to the extent we or one of our affiliates serves as custodian under the Deposit Agreement) for the insolvency of any custodian that, in the case of the Depositary, is not a branch or affiliate of JPMorgan Chase Bank, N.A. or, in our case, is not us or one of our affiliates.

The Depositary is not obligated to appear in, prosecute or defend any lawsuit or other proceeding relating to the ADRs or any deposited securities. We are not obligated to appear in, prosecute or defend any lawsuit or other proceeding relating to the ADRs or any deposited securities if, in our opinion, such proceeding may involve us in expense or liability, unless we are indemnified to our satisfaction against all liabilities and expenses including fees and disbursements of counsel.

The Depositary is not liable for:

• any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote;
• the content of any information submitted to it by us for distribution to ADR Holders or any inaccuracy of any translation of such information;
• any investment risk associated with acquiring an interest in the deposited securities or the validity or worth of the deposited securities;
• the creditworthiness of any third party;

• any acts or omissions made by a successor depositary;

• the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act, default or negligence of the party so retained in connection with any such sale or proposed sale;

• the acts or omissions on the part of the custodian, except to the extent we were not the custodian and an ADS Holder incurred liability directly as a result of the custodian having committed fraud or willful misconduct in the provision of custodial services to the Depositary or failing to use reasonable care in the provision of custodial services as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located; and

• allowing any rights to lapse under the terms of the Deposit Agreement or for the failure or timeliness of any notice from us.

Neither we, the Depositary nor the custodian is liable for the failure by any ADR Holder or beneficial owner of ADRs to obtain the benefits of credits or refunds of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability.

The Depositary may rely upon instructions from us or our counsel regarding any governmental approval or license required for any currency conversion, transfer or distribution. The Depositary may own and deal in any class of securities of our company and in our ADRs. The Depositary may fully respond to any and all demands or requests made pursuant to lawful authority for information maintained by it in connection with the ADRs, any ADR Holders or otherwise related to the Deposit Agreement.

In the Deposit Agreement, we agree to indemnify the Depositary, the custodian and their respective directors, officers, employees, agents and affiliates for acting as depositary, except for losses caused by the Depositary or its directors’, officers’ or affiliates’ own negligence or willful misconduct, and the Depositary agrees to indemnify us for any losses, liabilities or expenses resulting from its or its agents’ negligence or bad faith.

Requirements for Depositary Actions

Before the Depositary will issue, register, or register a transfer of an ADR, effect a split-up or combination of ADRs, make a distribution on an ADR, or permit withdrawal of Series B shares (subject to limitations under U.S. securities laws and Mexican local law), the Depositary may require:

• payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Series B shares or other deposited securities;

• payment of any applicable charges of the Depositary as provided in the Deposit Agreement;

• satisfactory proof of the identity of any signatory and genuineness of any signature or other information it deems necessary or proper, including information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing the deposited securities and terms of the Deposit Agreement and the ADRs; and

• compliance with regulations it may establish consistent with the Deposit Agreement.

The Depositary may suspend the issuance of ADSs, the deposit of Series B shares, the registration, registration of transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (subject to limitations under U.S. securities laws and Mexican local law), generally or in particular circumstances, when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary thinks it advisable to do so.

Right to Receive the Series B Shares Underlying the ADRs

ADR Holders have the right to surrender their ADSs and withdraw the underlying Series B shares at any time except:

• When temporary delays arise because: the Depositary has closed its transfer books or we have closed our transfer books in order to permit voting at a shareholders’ meeting or because we are paying a dividend on our Series B shares.

• When the ADR Holders owe money for fees, taxes and similar charges.
• When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or the Series B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Disclosure of Interests

By holding ADRs, ADR Holders agree to comply with all applicable disclosure requirements and ownership limitations, including without limitation requirements of Mexican law or under the provisions of or governing the deposited securities, and ADR Holders agree to comply with any reasonable instructions from us in respect thereof. We have the right to instruct ADR Holders to cancel their ADSs and withdraw the deposited securities so as to permit us to deal directly with them as a holders of Series B shares, and the ADR Holders agree to comply with such instructions. We may from time to time request ADR Holders or beneficial owners of an interest in ADRs to provide information as to the capacity in which such ADR Holders own ADRs and regarding the identity of any other persons then or previously having a beneficial interest in such ADRs and the nature of such interest and various other matters. ADR Holders agree to provide any such information requested by us or the Depositary.

Available Information

ADR Holders can inspect the following documents at the offices of the Depositary and the custodian: the Deposit Agreement, the provisions of or governing deposited securities, and written communications which are received from us by the custodian as a holder of deposited securities and which are made generally available to the holders of deposited securities. The Depositary will distribute copies of such communications (or English-language translations or summaries thereof) to ADR Holders when furnished by us.